Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Contura Energy, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333‑228293) on Form S-8 of Contura Energy, Inc. of our reports dated March 18, 2020, with respect to the consolidated balance sheets of Contura Energy, Inc. as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive (loss) income, cash flows, and stockholders’ equity for each of the years in the three-year period ended December 31, 2019, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2019, which reports appear in the December 31, 2019 annual report on Form 10‑K of Contura Energy, Inc.
Our report dated March 18, 2020, on the consolidated financial statements refers to a change in the method of accounting for revenue.
Our report dated March 18, 2020, on the effectiveness of internal control over financial reporting as of December 31, 2019 expresses our opinion that Contura Energy, Inc. did not maintain effective internal control over financial reporting as of December 31, 2019 because of the effect of material weaknesses on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states the Company’s risk assessment process was ineffective and the Company did not have a sufficient complement or sufficiently trained personnel to effectively assess and implement necessary controls. As a result, process level control over the valuation of coal inventory and elements of the procurement process were ineffective.

/s/ KPMG LLP

Richmond, Virginia
March 18, 2020